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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

HOTJOBS.COM, LTD.
(Name of Subject Company (Issuer))

HJ ACQUISITION CORP.,
a wholly-owned subsidiary of Yahoo! Inc.
and
 YAHOO! INC.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

441474103
(Cusip Number of Class of Securities)

Susan L. Decker
Executive Vice President, Finance and Administration, and Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089
408-349-3300
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With Copies to:

Michael J. Callahan Deputy General Counsel Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089 (408) 349-3300	Kenton J. King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /x/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

        This Amendment No. 5 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on January 11, 2002 and amended by Amendment No. 1 thereto filed on January 29, 2002, Amendment No. 2 thereto filed on January 30, 2002, Amendment No. 3 thereto filed on February 1, 2002, and Amendment No. 4 thereto filed February 7, 2002, by HJ Acquisition Corp. ("HJ"), a Delaware corporation and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation ("Yahoo!"), relating to the third-party tender offer by HJ to exchange all outstanding shares of common stock, par value $0.01 per share, of HotJobs.com, Ltd., a Delaware corporation ("HotJobs.com"), for cash and shares of Yahoo! common stock, par value $0.001 per share ("Yahoo! Common Stock"), based on the exchange ratio described in the Prospectus referenced below (the "Offer").

        The Offer is made pursuant to an Agreement and Plan of Merger, dated as of December 27, 2001 among Yahoo!, HJ and HotJobs.com (the "Merger Agreement"), which contemplates the Offer and the merger of HotJobs.com into HJ (or another subsidiary of Yahoo!), or, under circumstances described in the Prospectus referenced below, the merger of HJ (or another subsidiary of Yahoo!) into HotJobs.com (the "Merger"). On February 11, 2002 HJ and Yahoo! filed a Prospectus with the Securities and Exchange Commission pursuant to Rule 424(b)(3) promulgated under the Securities Act of 1933, as amended, relating to the shares of Yahoo! Common Stock to be issued to stockholders of HotJobs.com in the Offer and the Merger. The terms and conditions of the Offer and the Merger (as may from time to time be amended, supplemented or finalized) are described in the Prospectus which is a part of the Registration Statement filed by Yahoo! on January 11, 2002, amended on January 29, 2002 and February 1, 2002, and the related Letter of Transmittal, which were filed as Exhibits (a)(1) and (a)(2) to the Schedule TO.

        Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Prospectus or in the Schedule TO.

Item 11. Additional Information

        Item 11 of the Schedule TO is hereby amended and supplemented to add to the end thereof the following:

        On Monday, February 11, 2002, Yahoo! and HotJobs.com jointly issued a press release filed as Exhibit (a)(11) hereto announcing the expiration of the Offer. The Offer expired at midnight, New York City time, on Friday, February 8, 2002. All shares validly tendered (and not withdrawn) prior to the expiration of the Offer have been accepted for payment and will be exchanged promptly for 0.3045 share of Yahoo! Common Stock and $5.25 in cash per share of HotJobs.com common stock. Approximately 38,787,175 shares were tendered, including 5,487,682 shares tendered pursuant to notices of guaranteed delivery, representing 98.6 percent of the total number of HotJobs.com shares outstanding. The information in the above referenced press release is incorporated herein by reference.

        Pursuant to the Merger Agreement, upon acceptance by Yahoo! of the HotJobs.com shares, Yahoo! was entitled to appoint five members to the board of directors of HotJobs.com. Yahoo! has appointed Terry S. Semel, Susan L. Decker, Gregory C. Coleman, Jerry Yang and Elizabeth L. Blair to serve as members of the board of directors of HotJobs.com. Except for Philip Guarascio and John Murray, who have continued as members of the board of directors of HotJobs.com, all former members of the board of directors of HotJobs.com have resigned.

Item 12. Exhibits.

        Item 12 is hereby amended and supplemented to add the following exhibit:

        "(a)(11) Joint Press Release issued by Yahoo! and HotJobs.com, dated February 11, 2002.

        (a)(12) Prospectus, dated February 8, 2002, filed by Yahoo! Inc. on February 11, 2002 pursuant to Rule 424(b)(3) promulgated under the Securities Act of 1933, as amended, is incorporated herein by reference."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YAHOO! INC.
By:	/s/ SUSAN L. DECKER Name: Susan L. Decker Title: Executive Vice President, Finance and Administration and Chief Financial Officer
HJ ACQUISITION CORP.
By:	/s/ SUSAN L. DECKER Name: Susan L. Decker Title: Chief Financial Officer

Date: February 11, 2002

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(11)	Joint Press Release issued by Yahoo! and HotJobs.com, dated February 11, 2002.
(a)(12)	Prospectus, dated February 8, 2002, filed by Yahoo! Inc. on February 11, 2002 pursuant to Rule 424(b)(3) promulgated under the Securities Act of 1933, as amended, is incorporated herein by reference.

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  Item 11. Additional Information
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX